UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number:
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SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

TAT Technologies Ltd.

 (Name of Issuer)

Ordinary Shares, Par Value NIS 0.9 Per Share

(Title of Class of Securities)

 M8740S-22-7
(CUSIP Number)

FIMI FIVE 2012 Ltd.
Electra Tower,
98 Yigal Alon St.,
Tel-Aviv 67891, Israel
 +(972)-3-565-2244

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ”filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS. FIMI FIVE 2012 Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 4,732,351
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 4,732,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,732,351
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAME OF REPORTING PERSONS. FIMI Opportunity V, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 4,732,351
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 4,732,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,732,351
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity Five, Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 4,732,351
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 4,732,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,732,351
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAME OF REPORTING PERSONS. Shira and Ishay Davidi Management Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 4,732,351
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 4,732,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,732,351
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAME OF REPORTING PERSONS. Ishay Davidi I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 4,732,351
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 4,732,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,732,351
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

This statement relates to ordinary shares, par value NIS 0.9 per share (“Shares”) of TAT Technologies Ltd., an Israeli corporation. The address of the principal executive offices of the Issuer is P.O.BOX 80, Gedera 70750 Israel.

Item 2.	Identity and Background

FIMI FIVE 2012 Ltd. is a corporation organized under the laws of the State of Israel that serves as the managing general partner of each of FIMI Opportunity V, L.P. and FIMI Israel Opportunity Five, Limited Partnership (the "FIMI V Funds"). Its principal business is the management of the FIMI V Funds.

FIMI Opportunity V, L.P. is a limited partnership organized under the laws of the State of Delaware. Its principal business is investment in securities.

FIMI Israel Opportunity Five, Limited Partnership is a limited partnership organized under the laws of the State of Israel. Its principal business is investment in securities.

Shira and Ishay Davidi Management Ltd. is a corporation organized under the laws of the State of Israel and is controlled by Mr. Ishay Davidi. Shira and Ishay Davidi Management Ltd. is a holding company that controls FIMI FIVE 2012 Ltd., the managing general partner of the FIMI V Funds.

Mr. Ishay Davidi is a citizen of the State of Israel and serves as the Chief Executive Officer of all of the companies listed above.

The principal business address for each of the Reporting Persons is c/o FIMI FIVE 2012 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel.

During the last five years, none of the Reporting Persons (including the general partners of partnerships and the directors and executive officers of the companies) have either been convicted in a criminal proceeding  (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 4,732,351 Shares purchased by the FIMI V Funds was NIS 125,000,000 (approximately, $35,112,000). The source of funding for the purchase of the Shares was, and the source of funding for the purchase of any additional Shares is currently expected to be, the capital of the FIMI V Funds.

Item 4.	Purpose of Transaction

The Reporting Persons acquired their positions in the Shares for investment purposes and to influence the management, policies and control of the Issuer with the aim of increasing the value of the Issuer and the Reporting Persons' investment in the Issuer.

The Reporting Persons, at any time and from time to time, may directly or indirectly acquire additional ordinary shares or securities exercisable for or convertible into ordinary shares of the Issuer, depending upon an ongoing evaluation of their investment in the securities of the Issuer. The Reporting Persons reserve the right to dispose of any or all of their Shares in the open market or otherwise, at any time and from time to time.

Page 7 of 9 Pages

Following the closing of the purchase of the Shares, Messrs. Shmuel Vlodinger and Ron Ben Haim were appointed as representatives of the Reporting Persons to the Issuer's Board of Directors. The Reporting Persons intend to nominate additional members to the Issuer's Board of Directors at the upcoming meeting of the Issuer's shareholders.

Other than as described above, the Reporting Persons report that they currently have no plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)- (b)    The Reporting Persons may be deemed to beneficially own and have shared power to vote and shared power of disposition over 4,732,351 Shares, representing approximately 53.8% of the Issuer's Shares (based upon the 8,798,570 shares stated to be outstanding as of March 31, 2013 as set forth in the 6-K filed by the Issuer with the Securities Exchange Commission on May 29, 2013).

(c)           All Shares (i.e., 4,732,351 Shares) were purchased by the FIMI V Funds on August 5, 2013 from a Receiver of the Issuer’s shares held by its previously controlling shareholders at a price of approximately NIS 26.41 per Share.

(d)           Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of August 14, 2013.

Page 8 of 9 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2013

FIMI FIVE 2012 Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI Opportunity V, L.P. By: FIMI Five 2012 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI Israel Opportunity Five, Limited Partnership By: FIMI Five 2012 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
Shira and Ishay Davidi Management Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO Ishay Davidi By: /s/ Ishay Davidi

Page 9 of 9 Pages